N E W S R E L E A S E

October 27, 2011

Nevsun Drills 37.5m of 8.26% Copper Adjacent to Bisha Mine.

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report the assays from the final four diamond drill holes from the hanging wall copper phase one drilling at the Bisha Deposit.  These four holes were delayed due to mining operations in the area.

Highlights

  Extension of Bisha Main Sulphide Lens
  Near surface copper mineralization adjacent to Bisha Main deposit
  Likely additional feed for Bisha supergene copper phase

Select High Grade Results Include:

  Hole B-464 – 37.5m at 8.26% Cu, from 31.5 meters to 69.0 meters
  Hole B-465 – 12.0m at 1.29% Cu, from 76.0 meters to 88.0 meters

Drill holes B-464 and B-465 intersected the same supergene sulphide lens that was intersected by drill hole B-395 and B-396 that were previously reported in the press release issued August 31, 2011.  Drill hole spacing is approximately 50m x 50m.  The sulphide lens appears to be an extension of the northwest lens of Bisha that was faulted off and is not included in currently disclosed resources.

Detailed results are in the following table together with a map of the hole locations.

Hole ID	From (m)	To (m)	Interval (m)	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)	Azimuth	Dip	Zone
B-463	49.50	61.50	12.00	0.01	1.00	0.79	0.02	270	-45	HW Cu
incl.	58.50	61.50	3.00	0.01	1.00	1.54	0.02			HW Cu
B-464	31.50	69.00	37.50	0.58	32.27	8.26	0.10	270	-90	Supg
Incl.	40.50	51.00	10.50	0.98	70.14	16.99	0.04			Supg
and	58.10	61.80	3.70	1.16	70.00	26.50	0.23			Supg
B-465	45.00	64.00	19.00	0.04	1.95	0.58	0.02	270	-45	HW Cu
Incl.	57.50	64.00	6.50	0.09	3.77	1.12	0.02			HW Cu
And	76.00	88.00	12.00	0.56	16.75	1.29	0.01			Supg
B-466	43.50	109.50	66.00	0.01	1.07	0.50	0.03	270	-45	HW Cu
Incl.	43.50	46.50	3.00	0.01	2.50	2.28	0.01			HW Cu
and	81.00	84.00	3.00	0.01	1.00	1.48	0.03			HW Cu

Note. True thickness is estimated at approximately 90% of the drill intervals reported in the table.

Phase II drilling of the hanging wall copper zone, designed to further infill drill the zone as well as the newly identified lens is complete and assay results are expected later in Q4.

The Company also completed a 16,000 meter diamond drill program on the Bisha Main deposit below the existing planned pit. Final results of this drill program are expected soon with a second resource and reserve re-statement now targeted for Q1 2012. Nevsun had previously guided Q4 2011 but has pushed back the date due to additional drilling follow-up on the above and availability of third party engineers.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains statements regarding positive drill results, near term additional drill results and anticipated resource and reserve re-statement.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

MAP:  LOCATIONS OF DRILL HOLES

339,000 mE
339,100 mE
339,200 mE
339,300 mE
339,400 mE
339,500 mE
339,600 mE
339,700 mE
1,716,400 mN
1,716,300 mN
1,716,200 mN
1,716,100 mN
1,716,000 mN
1,715,900 mN
1,715,800 mN
1,715,700 mN
1,715,600 mN
1,715,500 mN
1,715,400 mN
1,715,300 mN
N
B-393
B-391
B-392
B-394
B-463
B-464
B-395
B-396
B-465
B-466
B-397
B-398
B-399
B-413
B-400
B-411
B-414
B-415
B-416
B-412
B-410
B-418
B-417
B-420
B-421
B-419
B-406
B-407
B-408
B-409
B-390
B-401
B-402
B-403
B-404
B-405
B-389
B-388
B-387
B-382
B-383
B-384
B-385
B-386
B-381
B-380
B-379
HW Cu DDH Collar & Trace
pre-2011 DDH Collar
Topographical Contour- 1m Int.
Supergene Pit Outline
Primary Pit Outline
Bisha Ore Body